Exhibit 99.1

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

February 17, 2010	Trading Symbol: TSX – OLE
OTC/BB - OLEPF
Web Site: www.oromin.com

GOVERNMENT OF SÉNÉGAL GRANTS 15 YEAR RENEWABLE MINING LICENSE FOR OJVG’S SABODALA GOLD PROJECT

Oromin Explorations Ltd. (“Oromin”), on behalf of the Oromin Joint Venture Group (“OJVG”), is pleased to report that the Government of Sénégal has granted OJVG a Mining License for its Sabodala Gold Project.

The award of the Mining License is a critical milestone for development of the OJVG Sabodala Project and comes on the heels of the January 25, 2010 approval by the government of the Company’s Strategic Environmental Evaluation (SEE) Report. The Mining License, which is for a term of fifteen years and renewable thereafter, will permit mining operations to begin in accordance with the recommendations of a full Feasibility Study currently being prepared by SRK Consulting and Ausenco Limited. The study scheduled for completion in June of this year will examine fast-track development of a proposed open-pit/underground mine complex, with initial production from five deposits feeding a central, 4,400-TPD carbon-in-leach mill which can be increased to about 7,000 TPD when processing soft oxide and saprolite ores.

OJVG is grateful for the support of the Government of Sénégal and looks forward to the completion of the Feasibility Study in June.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral and oil & gas exploration, price volatility in the commodities we seek, and operational and political risks.